Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registration (NIRE): 29.3.0001633-1

The Company makes available to its shareholders the final synthetic voting map of the Extraordinary Shareholders’ Meeting held on August 23, 2019, at 9:30 am, at its headquarters located at Avenida Professor Magalhães Neto, 1752, Salvador/BA, CEP 41810-012.

		Resolutions / Questions regarding	Number of votes
No.	Resolution	the ASM	Approve	Reject	Abstain	Total
1	Approval of the amendment to Paragraph Two of Article 25 of the Company’s Bylaws to reflect, clearly and objectively, the possibility of a mixed composition of the Statutory Audit Committee, by members that integrates or not the Board of Directors of the Company, in accordance with Article 31-C of CVM Instruction No. 408, of May 14, 1999.	Simple Resolution	857,761,288	165,736,782	59,318	1,023,557,388

2	Approval of the consolidation of the Company’s Bylaws to reflect the amendment to the Paragraph Two of Clause 25 of the Company’s Bylaws, subject to the resolution described in Item (1) above.	Simple Resolution	857,761,288	165,736,782	59,318	1,023,557,388

3	If this Extraordinary Shareholders Meeting is held on second call, can the voting instructions in this Ballot be considered for that Meeting as well?	Simple Question	979,778,311	13,147,410	30,631,667	1,023,557,388